Exhibit 99.1

ELBIT IMAGING ANNOUNCES

SIGNING AN AMENDMENT TO THE LOAN AGREEMENT WITH BANK HAPOALIM

Tel Aviv, Israel, March 22, 2016, Elbit Imaging Ltd. (the "Company") (TASE, NASDAQ: EMITF) announced today, further to its announcements dated on November 14, 2013 and December 30, 2013, regarding the loan agreement with Bank Hapoalim B.M. (the "Bank" and "Loan Agreement"), it has signed on an amendment to the Loan Agreement that will cancel and replace the previous loan (the "Amendment" and the "Loan").

Under the Amendment, subject to the prepayment of €15.0 million to the Bank by March 31, 2016, the following new terms will apply to the loan:

1.	The repayment schedule of the loan will be as follows: €7 million will be repaid on November 30, 2016 and the balance will be repaid on November 30, 2017 instead of one single payment in February 20, 2017 in the existing Loan Agreement.
2.	The Company will not have prepayment obligation for notes' repurchase which will be executed by the Company during 2016 up to NIS 50 million.
3.	Any net cash flow that will be received by the Company from the refinancing of the Radisson Blu hotel in Bucharest Romania up to €97 million shall not have repayment obligations, and shall be used by the Company at its sole discretion.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com